EXHIBIT 99.1

Mynaric updates guidance for 2023

Munich, Germany November 09, 2023 – Mynaric (NASDAQ: MYNA) (FRA: M0YN) has today announced an update to full-year 2023 guidance for its key financial performance metrics:

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Optical Communications Terminal Backlog(1): the company now expects more than 500 units in backlog by the end of 2023, based on today’s existing orders, compared to the previously communicated guidance of a significant increase relative to the 256 units reported at year-end 2022. The guidance is increased due to program wins throughout 2023 with multiple customers in both the government and commercial markets and delayed deliveries of terminals already in backlog.

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Cash-In from Customer Contracts(2): the company now expects full-year 2023 guidance of more than EUR 30 million compared to the previously communicated guidance of a significant increase relative to the EUR 18.3 million reported for fiscal year 2022 for cash-in from customer contracts. The guidance is increased due to new program wins and achievement of existing program milestones throughout 2023.

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IFRS-15 revenue: the company now expects full-year 2023 IFRS-15 revenue to remain around the same level as 2022 revenue of EUR 4.4 million compared to previous guidance of a significant increase. The guidance decrease is due to the production delay of CONDOR Mk3 that was previously scheduled to start in Q4 2023. Volume production and shipments of these units are now expected to start in Q1 2024.

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Operating loss: the company now expects full-year 2023 operating loss to be around the same level as last year compared to previous guidance of a moderate decrease relative to the EUR 73.8 million operating loss reported for full-year 2022. This change in guidance is mainly driven by write-downs related to first generation product.

(1) Optical communications terminal backlog represents the quantity of all open optical communications terminal deliverables in the context of signed customer programs at the end of a reporting period.

(2) Cash-In from Customer Contracts includes payments from customers under purchase orders and other signed agreements, including accrued payment milestones under customer programs.

Further explanations about how Mynaric uses these metrics can be found in Mynaric’s Annual Report 2022, which has been published on Mynaric’s investor relations website.

About Mynaric

Mynaric (NASDAQ: MYNA) (FRA: M0Y) is leading the industrial revolution of laser communications by producing optical communications terminals for air, space and mobile applications. Laser communication networks provide connectivity from the sky, allowing for ultra-high data rates and secure, long-distance data transmission between moving objects for wireless terrestrial, mobility, airborne- and space-based applications. The company is headquartered in Munich, Germany, with additional locations in Los Angeles, California, and Washington, D.C.

For more information, visit mynaric.com.

Forward-Looking Statement

This release includes forward-looking statements. All statements other than statements of historical or current facts contained in this release, including statements regarding our future results of operations and financial position, industry dynamics, business strategy and plans and our objectives for future operations, are forward-looking statements. These statements represent our opinions, expectations, assumptions, beliefs, intentions, estimates or strategies regarding the future, which may not be realized. Forward looking statements are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “goal,” “intend,” “look forward to,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target” “will,” “would” and/or the negative of these terms or other similar expressions that are intended to identify forward-looking statements.

The forward-looking statements included in this release are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements involve known and unknown risks, uncertainties and assumptions that are difficult to predict or are beyond our control, and actual results may differ materially from those expected or implied as forward-looking statements. These risks, uncertainties and assumptions include, but are not limited to (i) the impact of any geopolitical tensions and hostilities or the global COVID-19 pandemic on the global economy, our industry and markets as well as our business, (ii) risks related to our limited operating history, our history of significant losses and the execution of our business strategy, (iii) risks related to our ability to successfully manufacture and deploy our products and risks related to serial production of our products, (iv) risks related to our sales cycle which can be long and complicated, (v) risks related to our limited experience with order processing, our dependency on third-party suppliers and external procurement risks, (vi) risks related to defects or performance problems in our products, (vii) effects of competition and the development of the market for laser communication technology in general, (viii) risks related to our ability to manage future growth effectively and to obtain sufficient financing for the operations and ongoing growth of our business, (ix) risks relating to the uncertainty of the projected financial information, (x) risks related to our ability to adequately protect our intellectual property and proprietary rights and (xi) changes in regulatory requirements, governmental incentives and market developments. Moreover, new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements.

The forward-looking statements included in this release are made only as of the date hereof. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Unless required under applicable law, neither we nor any other person undertakes any obligation to update any forward-looking statement to reflect events or circumstances after the date of this release or otherwise. You should read this release with the understanding that our actual future results, levels of activity, performance and events and circumstances may materially differ from what we expect.

This release may include certain financial measures not presented in accordance with IFRS. Such financial measures are not measures of financial performance in accordance with IFRS and may exclude items that are significant in understanding and assessing our financial results. Therefore, these measures should not be considered in isolation or as an alternative to loss for the period or other measures of profitability, liquidity or performance under IFRS. You should be aware that our presentation of these measures may not be comparable to similarly titled measures used by other companies, which may be defined and calculated differently.